Mail Stop 7010

March 3, 2006

via U.S. mail and facsimile

Frederico Sada Gonzalez
President and Chief Executive Officer
Vitro, S.A. de C.V.
Ave. Ricardo Margain Zozaya 400
Col. Valle del Capestre
San Pedro Garza Garcia, Nuevo Leon, 66265 Mexico

	Re:	Vitro, S.A. de C.V.
		Form 20-F for the Fiscal Year Ended December 31, 2004
		Filed July 1, 2005
		File No. 1-10905

Dear Mr. Gonzalez:

      We have reviewed your response letters dated February 17,
2006
and March 2, 2006 and have the following additional comments. Where indicated, we think you should revise your document or revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note that counsel has provided a written response that states the company acknowledges the following three bullet points. However, the company needs to provide us with the acknowledgement in writing.
Therefore, please have the company provide, in writing, a statement acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.  Basis of presentation and principles of consolidation, page F-
9

b)  Consolidated subsidiaries

2. We note your response to comment 5 in our letter dated January
25,
2006. It remains unclear to us how you determined that you have control of Comegua in accordance with Bulletin B-8 under Mexican GAAP. Please provide further information as to how you determined that you manage the operating and financial policies of Comegua (element 2 from your response) or control the entity in charge of managing the operating and financial policies of Comegua (element 3 from your response).  Specifically, please clarify the following:
* You state that you believe you have the sole ability to nominate the CEO. You further state that the minority interests can veto your
CEO nomination only with justifiable cause. Please explain, in detail, the specific circumstances under which the minority interests can block your CEO nomination. Please also describe what occurs following a veto of your CEO nomination by the minority interests up until a CEO is ultimately appointed. Additionally, please tell us what occurs if a CEO is not appointed (i.e. if the minority interests veto each of your nominations).
* You state that you hold the sole right to remove the CEO. Specifically, you state that in 1995, "Comegua`s by-laws [were] reformed to limit the duties and powers of the Board of Directors, specifically, from removing the CEO and thereby implicitly granting that power to [you]..." Please explain, in detail, the specific powers held by the Board of Directors as a whole, and the circumstances under which they may be exercised, subsequent to the amendment of the by-laws in 1995 to limit these powers, to remove the
CEO.  (In other words, we note that the amendment limited the
Board
of Directors powers to remove the CEO, but presumably did not
eliminate those powers completely.)   Please also tell us (1) the
minority interests` and (2) your specific rights to remove the CEO and the circumstances under which those rights may be exercised.
* You state, in your response letter dated November 30, 2005, that the Board of Directors is responsible for approving Comegua`s operating plans (budgets). Given that you do not control the Board of Directors and that operating plans (budgets) appear to be essential to the ability to manage the operating and financial policies of a company, please explain, in detail, how you determined that you meet elements 2 and 3 above, in concluding that you control
Comegua, despite the Board of Directors rights to approve Comegua`s operating plans (budgets).
* Please tell us the responsibilities and any other veto or approval rights of the Board of Directors. In particular, please tell us the nature of any other CEO decisions that require approval by the Board of Directors.
If, after further review, you determine that Comegua should not be consolidated in accordance with Mexican GAAP, please restate your Mexican GAAP financial statements in your amended Form 20-F for the fiscal year ended December 31, 2004.

15.  Other expenses, net, page F-27

3. We note your response to comment 7 in our letter dated January
25,
2006. It remains unclear to us how you misapplied SFAS 112 such that you have determined to restate liabilities and retained earnings under US GAAP by Ps. 150 million in 2004. Please clarify. If this adjustment represents the cumulative effect of a correction of an error, please provide us with your SAB 99 analysis for each period presented, supporting what appears to be your view that the effect of pushing this Ps. 150 million back to prior periods is immaterial.

4. We further note in your letter dated February 17, 2006 that the expense you recognized for each of the three periods presented is less than the amount that should have been recognized in accordance with SFAS 112 by Ps. 10-12 million. The amount of the error presented in your SAB 99 analysis for this item is quantitatively material to 2004 loss before income taxes, minority interest and share in earnings. Accordingly, in your amended filing, please restate your statement of operations for this issue for each period presented.

5. We note your response to comment 7 and 11 in our letter dated January 25, 2006. Specifically, we note that you have included an adjustment to your US GAAP balance sheet to eliminate the impairment charge recognized from your misapplication of SFAS 144. Furthermore, we note that the impairment charge is eight percent of your 2004 US
GAAP loss before income taxes, minority interest and share in earnings, which is material. As such, please tell us if you would have recognized the Ps. 11 million of impairment charge in 2004 had you properly applied SFAS 144 by initially calculating the undiscounted cash flows associated with the long-lived asset. If the undiscounted cash flows exceeded the carrying value of the long-lived asset, please restate your financial statements to correct your misapplication of SFAS 144 in fiscal year 2004.

17. Income tax, asset tax and workers` profit sharing, page F-27

6. We note your response to comment 12 in our letter dated January 25, 2006. Please clarify the following:
* Your consideration of whether the taxable income generated by each
of your tax-planning strategies is of the appropriate character
and
in the appropriate jurisdiction to support realization of your tax loss and asset tax carryforwards.
* Regarding tax planning strategy (5), please confirm that there are
no statutory requirements to fund the deductible account, which would
reduce your ability to fund the non-deductible account.
* Regarding tax planning strategy (8), please tell us how this strategy is feasible. It would appear that execution of this strategy would interfere with your ability to operate. Please also tell us how you have determined this strategy to be cost-
effective.
* Regarding tax planning strategy (9), please clarify why the Ps.
431
million differs from a contingent gain, the asset for which would only be recognized when realized.
* Please confirm that you have not recognized deferred tax assets associated with your capital loss carryforwards.

7. In future filings, please revise your critical accounting estimates section within Item 5. Operating and Financial Review and
Prospects to include income taxes as a critical estimate given that the realization of your deferred tax assets is a material uncertainty. In your disclosure please include the following, in addition to any other information necessary for an investor to understand the variability of your estimate:
* Quantify the amount of taxable income you must generate to fully realize your deferred tax assets.
* Quantify the amount of the shortfall from the reversal of your taxable temporary differences in fiscal years 2007 and 2008, as noted in your response dated November 30, 2005, that could lead to the expiration of your tax loss carryforwards and asset tax credits, or a write off of your other deferred tax assets, absent future taxable income and the implementation of certain tax-planning strategies.
* Disclose why you believe you will generate sufficient taxable income, as noted from your response dated November 30, 2005.
* Disclose that you have prudent and feasible tax-planning strategies that would prevent the tax loss carryforwards and asset tax credit carryforwards from expiring, including the nature of these tax-planning strategies.
Please provide us with the disclosure that you intend to include in your future filings. Refer to SEC Interpretive Release No. 33-8350,
SEC Other Release No. 33-8040 and SEC Proposed Release No. 33-8098 for additional guidance.

18.  Business dispositions, page F-29

8. We note your response to bullets 2, 4 and 5 of comment 15 in our letter dated January 25, 2006. Specifically, we note your reliance on paragraph 106 of Bulletin C-15 for not including the gains/(loss) on sale of Vitro OCF, Ampolletas and Bosco in your analyses of materiality for each. We also note your position that the gains/(loss) on sale of Vitro OCF, Ampolletas and Bosco are not to be included in the materiality analyses, as paragraph 106 does not explicitly state that the gain/(loss) on sale is to be included in a materiality analysis. It is unclear to us how you arrived at this conclusion. As noted from your response letter dated February 17, 2006, paragraph 106 of Bulletin C-15 states that you are to include all of the qualitative and quantitative circumstances surrounding the activity without explicitly referencing any specific aspect of the activity. Since the gains/(loss) on sale of Vitro OCF, Ampolletas and Bosco directly relate to the sale of these entities, it would appear necessary to include the gains/(loss) on sale in your materiality analyses for discontinued operations presentation. As such, please provide us with authoritative literature supporting your position to not include the gains/(loss) on sale of Vitro OCF, Ampolletas and Bosco in the materiality analyses.

In addition, please provide us with your comprehensive quantitative and qualitative materiality analysis supporting your position that these three operations are not material individually and in the aggregate to each period presented. We note the information you have provided regarding the sales and assets of these three operations. However, please provide us with a materiality analysis that includes your consideration of the impact of these operations on your consolidated liabilities, operating income and pre-tax income /
(loss), as well as your consideration of the impact of these operations on their respective segments sales, operating income, pre-tax income / loss, assets and liabilities. Please provide us with both peso amounts and percentages in your analysis.

9. We note in your Form 6-K dated February 24, 2006, that you had signed an agreement with Solutia, Inc. on November 29, 2005, to sell your 51% interest in Quimica M. Please tell us whether you plan to present these operations as a discontinued under US GAAP, and if not, why not. Under Mexican GAAP, if you do not intend to present these operations as discontinued, please address the previous comment, as it relates to Quimica M.

l) Comparative consolidated financial statements - U.S. GAAP, page
F-
46
10. We note your response to bullet 6 of comment 15 and comment 18 in our letter dated January 25, 2006. Specifically, we note that you recognized Ps. 86 million for the gain on sale of shares of an associated company that you accounted for under the cost method. We further note that you intend to reclassify the gains and losses related to the sale of subsidiaries and associated companies to either discontinued operations for Vitro OCF or within operating income for Envases Cuautitlan, which was disposed of in fiscal year
2003. Please tell us your basis under US GAAP for reclassifying the
Ps. 86 million gain on sale of shares of this cost-method investment to operating income, given that cost-method investments are scoped out of SFAS 144, which would have otherwise required classification of the gain in operating income.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief
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Frederico Sada Gonzalez
Vitro, S.A. de C.V.
March 3, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE